BITMIS CORP.

Unit No. 5784, 152 Chartered Square Building, 212/19,

Bangkok, Thailand 10500

Tel.  (702) 605-0123

Email: bitmiscorp@gmail.com

January 3, 2017

Ms. Tahmina Mohammad

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Bitmis Corp.

       Registration Statement on Form S-1

       Filed November 7, 2016

       File No. 333-214469

Dear Ms. Mohammad

Bitmis Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated December 2, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on November 7, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note the address for Ms. Varlamova listed in the Articles of Incorporation filed as Exhibit 3.1 is identical to the address provided for the Agent of Service on the prospectus cover page. Please advise.

Response: The address was provided by the Registered Agent for the Company’s registration process.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

3. It appears that you are a shell company as that term is defined in Rule 405 of the Securities Act. In this regard, we note that you have nominal operations, nominal assets consisting solely of cash and cash equivalents, and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status. Alternatively, please provide us with a detailed legal analysis explaining why you are not a shell company.

Response: We do not believe that Bitmis Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Bitmis Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Bitmis Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Bitmis Corp. investigated the market demand for business consulting service in Thailand. Additionally, we have started to negotiate agreements with potential customers. We signed our first Service Agreement on September 9, 2016 and generated $1,500 of revenue according to the agreement. Moreover, our we have spent our funds for assets which help us in our business activity. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

The fact that the company is not a shell company has been disclosed prominently on the cover page of the prospectus.

4. It appears that you are a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

•

Your disclosure indicates that you are a development stage company issuing penny stock;

•

You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

•

You have a net loss of $941 and you have not generated any revenues to date;

•

You have assets of $5,100 consisting solely of cash; and,

•

Your registration statement contains very general disclosure related to the nature of your business and your business plan.

These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 and prominently state that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Bitmis Corp. is not a blank check company, why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company, have no plans or intentions to engage in a business combination following this offering, and that the proceeds will be immediately available to the company.

Response: In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

-

the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus;

-

company’s business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

-

company has its own specific operational business plan;

-

to date, company has taken substantive steps in furtherance of the business plan including Service Agreement dated September 9, 2016.

Risk Factors, page 7

5. Please include the volatility associated with penny stock offerings in your risk factor section.

Response: We have included requested risk factor.

6. We note from the description of Ms. Varlamova’s business experience on page 20 that she does not appear to have specific experience or qualifications to give legal, investment or tax advice. If true, please include risk factor disclosure to this effect, and clarify any risks associated with your ability to hire appropriately qualified personnel to render these services.

Response: We added additional description of Ms. Varlamova’s business experience to reflect her ability to provide Bitmis Corp’s service.

Future sales by existing stockholders, page 22

7. Please revise your disclosure in this section to describe the limitations on resales under Rule 144(i) by holders of restricted shares of shell companies.

Response: We do not believe that Bitmis Corp. can be classified as a “shell” company. Please see our response number 3 as a support of our belief.

Plan of Distribution, page 23

8. Please revise your disclosure to provide more detail on the method Ms. Varlamova will employ to sell the shares. By way of example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Please provide us with copies of any materials that you intend to use to solicit investors.

Response: We have added the disclosure that investors will be solicited exclusively through personal contacts.

Description of Business, page 17

9. We note that you currently do not have any significant operations and that your plan of operation is forward-looking. Please revise your business section in its entirety to provide specific details regarding your business which may allow investors to make informed investment decisions. By way of example, please disclose how many employees you plan to hire, the priority of which services will commence first, details on what each service entails, etc. See Item 101(h)(4) of Regulation S-K.

Response: We have revised our business section in its entirety to provide specific details regarding our business.

Competition, page 19

10. Please revise your disclosure to expand your discussion of the competition Bitmis Corp may face. For example, provide an estimate of the number of competitors, specific advantages Bitmis Corp holds over its competitors, and any shortcomings Bitmis Corp may experience against its competitors. See Item 101(h)(iv) of Regulation S-K.

Response: We have revised our disclosure to expand our discussion of the competition the Company may face.

Offices, page 19

11. Please disclose whether there is an agreement in place with Ms. Varlamova to provide the office free of charge for the operations of Bitmis Corp, and how long this agreement will last. If there is not an agreement in place, please state so and disclose that Ms. Varlamova is free to discontinue providing the office space gratuitously at any time and without notice. See Item 102 of Regulation S-K.

Response: We have disclosed that there is no any agreement with Ms. Varlamova and that Ms. Varlamova is free to discontinue providing the office space gratuitously at any time and without notice.

Government Regulation, page 19

12. Please revise to clarify what, if any, qualifications, licenses or authorizations you or your employees would need to hold in order to render the legal, tax and investment services you intend to provide.

Response: We have clarified that we or our employees do not need any specific licenses or authorizations to provide our consulting service.

Directors, Executive Officers, Promoters and Control Persons, page 20

13. Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Varlamova should serve as your Director. Please also elaborate on the nature of the responsibilities she undertook in prior positions to provide adequate disclosure of her business experience to serve as President, Treasurer and Secretary. See Item 401(e)(1) of Regulation S-K.

Response: We have revised our disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Varlamova should serve as your Director.

Note 9 – Subsequent Event, page 35

14. Please revise to disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

Response: We have revised to disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

Exhibit 23.1

15. Your independent auditor’s consent included as Exhibit 23.1 refers to the audit report dated November 4, 2016 while the audit report included on page 27 is dated November 7, 2016. Please have your auditor revise their consent.

Response: We have filed updated consent from our auditor.

Please direct any further comments or questions you may have to the company at bitmiscorp@gmail.com

Thank you.

Sincerely,

/S/ Anna Varlamova

Anna Varlamova, President